STANDARD MOTOR PRODUCTS, INC.
37-18 Northern Boulevard
Long Island City, NY 11101

June 28, 2012

VIA EDGAR

Kevin L. Vaughn
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Standard Motor Products, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 9, 2012
File No. 001-04743

Dear Mr. Vaughn:

Set forth below are the responses of Standard Motor Products, Inc., a New York corporation (the “Company”), to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 19, 2012, with respect to the Company’s above-captioned Form 10-K (the “Form 10-K”).  For convenience of reference, the paragraph numbers of this response conform to the paragraph numbers of the Staff’s comments, and we have repeated each comment below followed by the Company’s response.  All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 38

1.
We note from disclosures on page 70 and throughout the filing that you sell undivided interests in certain of your receivables to financial institutions. Since these arrangements could potentially be an unsustainable source of cash flows to you, please revise your future filings to disclose any known or expected uncertainties related to these arrangements that will or are reasonably likely to result in material changes to your liquidity. Refer to the guidance in Item 303(a)(1) of Regulation S-K.

Kevin L. Vaughn
June 28, 2012
Page Two

 We have reviewed the guidance delineated in Item 303(a)(1) of Regulation S-K.  In doing so, we recognize that liquidity disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations should identify “any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.”  As such, although we have no known or expected uncertainties related to these arrangements, we will in all future filings disclose any such events as they may arise, and will also enhance our current liquidity and capital resources disclosure in all future filings to highlight the potential liquidity risk related to our sale of undivided interests in certain receivables by adding language similar to the following:

“If we do not enter into these arrangements or if any of the financial institutions with which we enter into these arrangements were to experience financial difficulties or otherwise terminate these arrangements, our financial condition, results of operations and cash flows could be materially and adversely affected by delays or failures to collect future trade accounts receivables.”

Critical Accounting Policies, page 41

Inventory Valuation, page 41

2.
We note your disclosures here and on pages 57-58 related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as “projected demand” for purposes of your inventory valuation analysis. Your revised disclosures should also indicate how you arrived at your estimates for projected demand and the historical variability of such estimates.

 We have noted the Staff’s comment and confirm that we will revise our disclosure in all future filings to discuss in more detail how we develop certain inventory assumptions, particularly “projected demand,” and include in such disclosure how we arrived at estimates used and the historical variability of such estimates.  We anticipate that our future disclosures in response to this comment would include language similar to the following:

“Future projected demand requires management judgment and is based upon (a) our review of historical trends and (b) our estimate of projected customer specific buying patterns and trends in the industry and markets in which we do business.  Using rolling 12 month historical information, we estimate future demand on a continuous basis. As such, the historical volatility of such estimates has been minimal.  Although we do not believe that there is a reasonable likelihood that there will be a material change in the future estimate of projected demand or in the assumptions that we use in calculating future demand, unforeseen changes in the industry, business or customer buying patterns could materially impact the estimate and may have a material adverse effect on our business, financial condition and results of operations.”

Kevin L. Vaughn
June 28, 2012
Page Three

Item 8. Financial Statements and Supplementary Data, page 48

Note 17. Industry Segment and Geographic Data, page 92

3.
We note your disclosures on pages 63 and 94 related to your concentration of significant customers. Paragraph 280-10-50-42 of the FASB Accounting Standards Codification requires you to disclose the total of revenues from each customer and the identity of the segment or segments reporting these customer revenues. Please explain to us how your current presentation complies with this guidance.

We have reviewed the guidance delineated in paragraph 280-10-50-42 of the FASB Accounting Standards Codification (“ASC 280-10-50-42”).  In doing so, we recognize that ASC 280-10-50-42 requires that “if revenues from transactions with a single external customer amounts to 10% or more of a public entity’s revenues, the public entity shall disclose that fact, the total amount of the revenues from each such customer, and the identity of the segment or segments reporting the revenues.”

At the outset, we respectfully note that our customer concentration disclosures contained in our 2011 Form 10-K are consistent with language we proposed in our letter, dated September 4, 2009, which was in response to Comment 1 of the Staff’s comment letter, dated August 17, 2009, with respect to our Annual Report for the year ended December 31, 2008 (the “2008 Form 10-K”).  That earlier comment related to a similar customer concentration disclosure required by Item 101(c)(vii) of Regulation S-K (“S-K Item 101(c)(vii)”).  Following submission of our response, the Staff indicated in a letter, dated September 23, 2009, that it would have no further comment on our 2008 Form 10-K.  We have used this same customer concentration disclosure proposed in our letter, dated September 4, 2009, to the Staff in response to the requirements of  S-K Item 101(c)(vii) in our periodic filings since that date, including our 2011 Form 10-K.

In order to assure consistency of disclosure, we conformed the language at pages 63 and 94 which you cite (and comparable language in prior 10-Ks), to the language we have included in Item 1 of our Forms 10-K with respect to customer concentration.  We acknowledge, however, that the disclosure requirement of Items 101(c)(vii) of Regulation S-K and ASC 280-10-50-42 differ somewhat and, although we believe that our customer concentration disclosures contained in our 2011 Form 10-K complied substantially with the requirements of ASC 280-10-50-42, in light of the Staff’s comment, and in order to enhance our disclosure, we will modify the comparable language in all future filings as follows:

Kevin L. Vaughn
June 28, 2012
Page Four

 “During 20XX, Customer #1, Customer #2 and Customer #3 accounted for XX.X%, XX.X% and XX.X% of our consolidated net sales, respectively.  Net sales from each of the customers were reported in both our Engine Management and Temperature Control segments.”

In connection with our responses to the comments received in your letter dated June 19, 2012, we acknowledge that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.  If you have any questions in connection with our responses to the Staff’s comments, please contact me at (718) 316-4333, Carmine J. Broccole, Esq., our Vice President General Counsel at (718) 316-4940, or William J. Fazio, our Chief Accounting Officer at (718) 316-4713.

Sincerely,

/s/ James J. Burke

James J. Burke
Vice President Finance
and Chief Financial Officer

cc:	Tara Harkins
Staff Accountant – SEC

Jay Webb
Reviewing Accountant - SEC

Kevin L. Vaughn
June 28, 2012
Page Five

Carmine J. Broccole, Esq.
Vice President General Counsel
and Secretary

William J. Fazio
Chief Accounting Officer